March 28, 2005

MAIL STOP 0511

via U.S. mail and facsimile

Michael L. Metter, President
Spongetech Delivery Systems, Inc.
The Empire State Building
350 Fifth Ave., Suite 2204
New York, NY  10018

Re:      Spongetech Delivery Systems, Inc.
	Form SB-2 filed February 25, 2005
	File No. 333-123015

Dear Mr. Metter:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Our reference to "prior comments" is to those in our letter dated April 14, 2004.


General

1. Please note that the financial statements must be updated after April 14, 2005 to comply with Item 310g of Regulation S-B.
2. Include a currently dated consent of the independent auditor with any amendment to the registration statement.
3. Please revise your disclosure to clarify whether the primary offering by the company and selling security holder offering will run concurrently. If they will, also revise your disclosure explaining how the two offerings will be managed. In this regard, it appears that persons selling on behalf of the issuer also will be selling for themselves as selling security holders. Disclose how will these individuals and prospective investors determine when they sell or purchase in the primary offering as opposed to the selling security holder offering.

Cover page of the Registration Statement

4. We note the reference to "Common Stock includable in Class A Warrants." Please revise this to clarify, if true, that you are referencing the common stock which is a part of each unit.
5. Please reconcile the number of shares registered for resale by selling shareholders on the registration statement cover page with the disclosure on the prospectus cover page.

Cover Page of the Prospectus

6. Please state on the cover page that the selling shareholders who are affiliates must conduct their offering at the fixed price for the duration of the offering, rather than just the period before the securities become quoted on a securities market, such as the OTC Bulletin Board. Please revise all appropriate sections of your prospectus.
7. We note that the funds will be held in escrow until the minimum offering amount is reached. Please file the escrow agreement as an exhibit. Also, please disclose the material terms of the escrow agreement in the plan of distribution.
8. The prospectus cover page should be limited to the disclosure required by Item 501 of Regulation S-B. Therefore, please remove the reference to par value and relocate the second paragraph discussing the possible use of registered broker-dealers to the plan of distribution section.
9. We note the disclosure on the prospectus cover page and throughout the prospectus that the company may engage broker-dealers to sell the shares in the offering. If a broker-dealer is added to the transaction prior to the effectiveness of the registration statement, please amend the Form SB-2 to include the disclosure required by Item
508 of Regulation S-B. Also, please confirm that if a broker-dealer is added to the transaction you will file a post-effective amendment to include the information required concerning the addition of a broker-dealer. Additionally you should be aware and confirm your awareness that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements form the NASD Corporate Finance Department.
10. Please disclose any minimum purchase requirements, as required by
Item 501(a)(9)(iii) of Regulation S-B.
11. Please include the table required by Item 501(a)(9)(iv) of Regulation S-B.

Inside Front and Outside Back Cover Page

12. Please include the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-B on the outside back cover page of the prospectus.

Prospectus Summary

13. Please explain the reason for the acquisition with Nexgen
Acquisitions VIII Inc.

The Offering, page 2

14. We note the disclosure that you will issue a press release to allow the separate trading of the warrants prior to 90 days by issuing a press release. It would appear necessary to file a post-effective amendment to the registration statement if you wish to change the date the warrants become separately tradeable. Please revise the disclosure accordingly.

Selected Financial Data, Page 3

15. Revise to present only condensed operating data. The balance sheet data should be expanded to include current and total assets and liabilities and should reflect that total assets are the same as total liabilities plus stockholders deficiency. The revised data should reflect that the company had significant working capital deficiencies at 5/31/2004 and 11/30/2004. Note that the Statements of Cash Flow on pages four and five can be deleted since they are not required.
16. Revise to delete the sentence that states that the selected financial data were prepared in accordance with generally accepted accounting principles since only condensed data should be presented.
Also delete the duplicated second paragraph.

Risk Factors, page 6

17. Please revise the first, second, sixth, seventh, fifteenth, nineteenth, and twenty-third risk factor subheadings to state the risk to your company and/or investors.
18. Please revise the fourth risk factor, as the going concern risk also includes the possibility that you may have to cease operations.
19. The fifth, sixth, twentieth, and twenty-fourth risk factors are generic risks that should be removed. Consider relocating the information regarding penny stock to the plan of distribution section.
20. Please avoid the generic conclusion you reach in several of your risk factors that the risk could cause your business to suffer or would have a material adverse affect or negative affect on your business. Instead, replace this language with specific disclosure of how your business and operations would be affected.
21. The seventh and eighth risk factor subheadings indicate the same risk. The seventh risk factor subheading should be revised to reflect the narrative disclosure discussing past defaults and the possible termination of your license if you default again.
22. In risk factor eleven, disclose the percent of revenues attributable to TurtleWax.
23. Please explain the statement in the sixteenth risk factor that "the price of our units is subject to change due to market conditions and other factors." Clarify whether you are referring to the offering price by the company or the price investors may receive upon resale of the units. We may have further comment.
24. Consider combining the sixteenth, twenty-first and twenty-second risk factors, as they discuss the lack of a market.


Use of Proceeds, page 11

25. Include in the table the use of proceeds at various levels between the minimum and maximum offering.
26. Please comply with Instruction 1 to Item 504 of Regulation S-B regarding disclosure of proceeds going to debt.

Dilution, page 12

27. Please explain the reference to "assumed" public offering price per share.

Capitalization, Page 12

28. Revise to present in a separate column the pro forma effect of the transactions disclosed in Note 8 to the audited financial statements. Note that each pro forma adjustment should be separately described and factually supported. Please refer to Item 310(d) of Regulation S-B for further guidance.
29. Similarly, revise the Selected Financial Data to reflect the pro forma effect of the transactions in Note 8 on current liabilities as well as stockholders` equity under balance sheet data.

Managements Discussion and Analysis of Financial Condition and
Results of Operation, page 13

30. The Management`s Discussion and Analysis ("MD&A") section is one
of the most critical aspects of Form SB-2.  As such, we ask that you
revise this section to discuss the events, trends, and
uncertainties
that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at
http://www.sec.gov/rules/interp/33-8350.htm.   This guidance is
intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.
31. We note your response to our prior comment 9. Please add back disclosure regarding the dispute with Paradigm and the terms of settlement.

Results of Operations, page 14
Six Months Ended November 30, 2004 and 2003, page 14

32. In the first paragraph you refer to having "minimal" sales, but it appears that you had no sales in the six months ended 11/30/04. Please advise or revise. Also, discuss the reason(s) for no sales.
33. In this section you state: "We have consistently depended on one customer for almost all of our sales." You have indicated that customer is TurtleWax. Disclose the history of sales to TurtleWax, including the date of the last sale to TurtleWax. Discuss whether TurtleWax, your primary customer, has placed any orders with the company since the financial statements. Explain whether you compensate Paradigm for sales to TurtleWax.

Fiscal Years Ended May 31, 2004 and 2003, page 14

34. Revise to provide expanded information on the $1,953,631 indicated for consulting expense and officers` services for the
fiscal year ended 5/31/2004.   Indicated how the shares issued for
each of the transactions were valued; also quantify the amount for each component. Please refer to the staff`s comment regarding
Note 8
to the financial statements.

Liquidity and Capital Resources, page 15

35. We reissue prior comment 8. Please disclose the cash balance as of the most recent practicable date.
36. We note the extension of the agreement with Dicon until July 2006. Please file the extension as an exhibit.
37. Please disclose the fee paid to Dicon for the annual period ended
2003 and 2004. The terms of the agreement indicate the annual period ends on June 30. Also, we note that the period ended 2004 required the minimum purchase of 1 million RSI sponge products or the payment of $.20 per product less than the minimum. Lastly, we note the statement that you paid the fee in connection with the missed quantity requirements in December 2003. The terms of the agreement require the fee to be paid within 30 days of the end of the annual period to maintain the exclusive nature of the agreement. Please discuss the impact this may have upon the agreement. We may have further comment.
38. Revise to update the status of negotiations with a major importer to South and Central America, in view of the fact that the third quarter has now ended.

Business, page 16

39. Since TurtleWax has been a major customer to date, please disclose the history of your sales to TurtleWax. Also, disclose the dispute with Paradigm and its outcome.

Supply and Requirements Agreement, page 16

40. Please add disclosure on page 16 indicating the ending date for each annual period, the amount you purchased during that time period, and any amounts paid for not meeting the minimum purchase requirements.
41. We note the reference to Home Shopping Network on page 18. Please discuss their relationship with your company or remove.
42. Please add disclosure regarding governmental regulations on your business. We note the discussion in risk factor 14.

Description of Property, page 18

43. Disclose the principal terms of the sublease. Include any terms of the underlying lease if needed to understand the sublease.
Clarify the period of leasing time for which you have paid 60,000 shares.

Legal Proceedings, page 20

44. We note the commencement of a lawsuit by Westgate Financial
Corp.
Please provide the information required by Item 103 of Regulation
S-
B.

Management, page 19

45. Please provide the disclosure required by Item 401(d)(1) of Regulation S-B. We note the bankruptcy of Azurel Inc. in 2004 and Messrs. Metter and Moscowitz` involvement with the company. Also, add disclosure regarding the delinquency of Azurel in its reporting requirements.
46. We note the removal of the disclosure regarding Mr. Moskowitz` involvement with Tiburon Capital Group and ERC Corp. Please add back this disclosure or explain supplementally.

Certain Related Party Transactions, page 21

47. We reissue prior comment 12. Please disclose whether RM Enterprises was paid any interest or other fees on the amount loaned.
48. The individuals deemed the control persons of RM Enterprises should be deemed the beneficial owners of the entire amount owned by
RM Enterprises.  Please revise the disclosure accordingly.
49. Please revise the percent owned by Messrs. Metter, Moskowitz and
Lazauskas.

Description of Securities, page 24

50. Please reconcile the amount of common stock outstanding in this section with disclosure elsewhere in the prospectus, such as the summary.

Selling Stockholders, page 26

51. Supplementally advise us how, and when, the selling stockholders not named in the "Recent Sales of Unregistered Securities" section received their shares. We may have further comment.
52. Please reconcile the number of shares being registered on the prospectus cover page with the number of shares listed in the table,
17,266,837.
53. Please disclose the control person(s) for DDK and Co. LLC, A&N Enterprises LLC, Reed Smith LLC, Ahava Investments Inc., DL Investments Inc., and Touchdown Capital Inc.
54. Please state whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. We may have further comment.


Plan of Distribution, page 28

55. Please clarify that your offering is being made on a best efforts, minimum-maximum basis. Reconcile the statement that "the units will be offered to the public on a "best-efforts, all-or-none" basis as to the minimum number of shares" with disclosure elsewhere in the prospectus.
56. Please name each officer and director who will be participating in this offering by the company. Please disclose how they will satisfy each element of Rule 3a4-1.
57. Please correct the typographical error, "an on-interest," in the third from the last paragraph on page 29.
58. Please explain the statement: "Subscribers have no right to a return of their subscription payments held in the escrow account until we decide not to accept such subscription payment." We may have further comment.
59. Please disclose the effect the concurrent selling shareholder offering may have upon the company offering. Consider adding a risk factor.

Financial Statements

Report of Registered Public Accounting Firm

60. Please request your independent accountants to revise the heading and the second paragraph of their report to conform to the illustrative example in the appendix to AS 1 of the PCAOB.
61. Similarly, the wording in Note 1 on page F-7 should be changed.
62. Also request Drakeford & Drakeford to disclose the office location for their firm in their report and in the consent filed as
Exhibit 23.1.

Balance Sheets, Page F-3

63. Revise to provide disclosure in the Notes for the common stock subscribed that includes an explanation concerning how the stock was valued and whether any related parties are included.


Note 2 - Property and Equipment, Page F-10

64. We note that the estimated lives for the components of property and equipment range from 5 to 7 years. Yet, the amount of depreciation recorded for the six months ended 11/30/2004 suggests an amortization period of more than 13 years. Please advise us how the depreciation recorded is consistent with the estimated useful lives indicated.
Note 4 - Accounts Payable and Accrued Expenses, Page F-10

65. Revise to correct the date now indicated as November 31, 2004. Clarify whether any of the product development component of accounts payable was to a related party. Advise us supplementally of the nature of the payable for product development.
Note 8 - Subsequent Events, Page F-12

66. Revise Note 8 to substantially clarify the transactions for the issuance of shares totaling $526,814 to state that the shares were issued in settlement of trade payables and loans to officers. Disclose the amounts for each and indicate how the stock was valued.
Advise us whether any of the debt transactions were settled for less than par. Further, please clearly reconcile the $526,814 (including the number of applicable shares) with the disclosures at the bottom third of page 22 (Certain Relationships and Related Transactions) and with the identical amount disclosed as Common Stock Subscribed in the
Balance Sheet, the Statement of Changes in Shareholders` Equity, and as a non-cash transaction in the Statement of Cash Flows. In addition, please disclose the reason for the $0.15 attached to these transactions as compared to the $.25 for the shares in the offering.
It also appears that the shares being issued in the offering by selling shareholders, for $.25, may be the same shares issued to shareholders for $.15. Please advise.
67. The business reasons for certain transactions of the company are not clear. The difference in amounts between assets and liabilities is quite extensive - the largest portion being accrued compensation.
It is not clear how a start-up company could incur compensation of the size disclosed, particularly since the disclosure under Employees on page 18 indicates there are currently only five employees, three of whom are part-time. Even if the accrued compensation were for the year ended May 31, 2003, where revenues were $342,000, it is not clear how such compensation could be accrued. Please advise.

Item 26.  Recent Sales of Unregistered Securities, page II-2

68. For all the securities, please disclose the facts relied upon to make the exemption available. Also, please indicate which issuance of securities you are referring to when you disclose the section of the Securities Act or the rule of the Commission under which you claim exemption from registration. Lastly, please disclose the type and amount of consideration, if other than cash.

Item 27.  Exhibits, page II-7

69. Please file all attachments, exhibits or schedules to material agreements. For instance, we note the exhibits to exhibit 10.3, the license agreement with Dicon.
70. Please file as an exhibit the documents governing the terms of the redeemable class A warrants.
71. The subscription agreement should be filed as an exhibit.
72. In the legality opinion counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Counsel should revise the third paragraph of the legality opinion to indicate that it opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws. In addition, counsel must specifically identify the type of security being registered. Lastly, the opinion should opine separately on the shares being registered for resale.

Signatures

73. Please include the signature of the controller or principal accounting officer.
Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Donald Wiland at (202) 942-1856 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at

(202) 942-1946 with other questions.

      Sincerely,


      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  David Schiff, Esq.
By facsimile (212) 930-9725
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Michael L. Metter, President
Spongetech Delivery Systems, Inc.
Page 18
March 28, 2005